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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 11 2016
Washington DC
409

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella and Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494-1221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

NW

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John P. McDonough
Signature

Executive Vice President
Title

Carolyn R. Caldarone
Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 12, 2022

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2015

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Year Ended December 31, 2015

MERIDIAN INVESTMENTS, INC.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Meridian Investments, Inc.

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (a Massachusetts S corporation), as of December 31, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Meridian Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information, Schedule I – Computation of Net Capital Required by Rule 17a-5 of the Securities Exchange Act of 1934, has been subjected to audit procedures in conjunction with the audit of Meridian Investments, Inc.'s financial statements. The supplemental information is the responsibility of Meridian Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Required by Rule 17a-5 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 9, 2016

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current Assets		
Cash (*Note 11B*)	$	484,577
Placement fees receivable (*Note 11A*)		215,390
Prepaid expenses		42,908
Due from related party (*Notes 3 and 9*)		9,683
Note receivable - stockholder (*Note 4A*)		41,783
Total current assets		794,341
Property and equipment, net of accumulated depreciation (*Note 5*)		10,056
Other assets		
Deposits		21,792
Notes receivable - stockholders (*Note 4B*)		1,065,613
		1,087,405
Total assets	$	1,891,802

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued liabilities and taxes (*Note 6*)	$	112,371
Total current liabilities		112,371
Stockholders' equity (*Notes 8, 11A and 12*)		
Common stock - no par value, 12,500 authorized (*Note 8*)		144,000
Additional paid-in capital		643,800
Retained earnings		991,631
		1,779,431
Total liabilities and stockholders' equity	$	1,891,802

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2015

Revenue		
Placement fees (*Note 11B*)	$	5,069,182
Expenses		
Salaries and wages - brokers, (including stock based employee compensation of $15,000 - see *Note 8B*)		2,011,237
Other operating expenses		
Computer supplies and expense		81,059
Charitable contributions		6,795
Depreciation expense		5,284
Dues and subscriptions		32,872
Education and training		5,161
Employee benefits		231,269
Filing fees		61,159
Insurance		28,089
Legal and accounting		194,007
Office supplies and expense		15,175
Postage and delivery		4,300
Professional fees		63,758
Rent expense (*Note 10*)		251,412
Salaries and wages - administrative		443,656
Taxes - payroll		143,462
Taxes - other		3,862
Telephone		51,827
Travel, meals and entertainment		195,534
		1,818,681
Total expenses		3,829,918
Income from operations		1,239,264
Other income (expense)		
Interest income - stockholders and related party *(Notes 3 and 4)*		5,448
Interest expense (including stockholder interest of $138 - see *Note 7*)		(361)
Other income		5,087
Net income	$	1,244,351

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Common stock (*Note 8*)		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
	Shares	Par Value			
Balance, January 1, 2015 - as restated (*Note 8A*)	1,000	$ 129,000	$ 1,306,158	$ (252,720)	$ 1,182,438
Stockholders' contributions	-	-	350,000	-	350,000
Stock based employee compensation (*Note 8B*)	111	15,000	-	-	15,000
Stockholders' distributions	-	-	(1,012,358)	-	(1,012,358)
Net income	-	-	-	1,244,351	1,244,351
Balance, December 31, 2015	1,111	$ 144,000	$ 643,800	$ 991,631	$ 1,779,431

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

For the Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	1,244,351
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses allocated from related party (*Note 9*)		3,732,488
Depreciation expense (*Note 5*)		5,284
Stock based employee compensation (*Note 8B*)		15,000
Interest income - stockholders and related party (*Notes 3 and 4*)		(5,448)
Interest expense - stockholders (*Note 7*)		138
Increase in:		
Placement fees receivable (*Note 11A*)		(151,964)
Prepaid expenses		16,895
Increase in:		
Accrued liabilities and taxes		(24,878)
Net cash provided by operating activities		4,831,866
Cash flows from financing activities		
Payments from related party (*Note 9*)		543,775
Stockholders' contributions		350,000
Repayment of stockholder loans (*Note 7*)		(251,416)
Stockholders' distribution		(1,012,358)
Payments to related party (*Note 9*)		(4,445,000)
Net cash used in financing activities		(4,814,999)
Net increase in cash		16,867
Cash - beginning of period		467,710
Cash - end of period	$	484,577

Supplemental disclosure of cash flow information

Cash paid for interest	$	223
Cash paid for income taxes	$	-

Supplemental disclosure of non-cash investing and financing activities

During 2015, we issued 111 shares of our no par value common stock to the president. See **Note 8B**.

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

A. General Information
Meridian Investments, Inc. is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, California and Georgia. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

Note 2 – Summary of Significant Accounting Policies
We present this summary of our significant accounting policies to assist in understanding our financial statements. The financial statements and notes are representations of our management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and we applied them consistently in the preparation of the financial statements.

A. Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Fair Value of Financial Instruments
Our financial instruments consist primarily of cash, placement fees receivable, amounts due from a related party, notes receivable from our stockholders and accrued liabilities. We account for these instruments on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument only when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. Impairments
In accordance with GAAP, we assess the impairment of our assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We base the determination of recoverability on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event such future cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their fair values.

D. Cash and Cash Equivalents
For financial statement purposes, we consider all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

E. Placement Fees Receivable and Allowance for Doubtful Accounts
We recognize placement fees receivable for the unpaid amounts of placement fees earned upon the closing of a tax-advantaged investment transaction. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding placement fees receivable and provides an allowance for those accounts for which collection is questionable. If we deem any balance, or portion thereof, uncollectible, that amount is charged off to expense.

We experience a low rate of our placement fees receivable for which we deem collection questionable or unlikely. Therefore, these financial statements do not contain a provision for uncollectible accounts. In addition, we extend credit to our customers based upon the terms contained in the contract for placing a tax-advantaged investment. We do not charge interest on any of our outstanding receivable balances.

F. Notes Receivable
We state notes receivable at the unpaid principal balance, including unpaid interest, less an allowance for any portion for which we deem collection questionable or uncollectible. We calculate interest at the stated interest rate, compounded monthly. In the absence of a stated interest rate, we use the U.S. Treasury Note rate for the equivalent term in effect on the date of the loan. If the U.S. Treasury Rate cannot be determined or is not available, then we use the Blended Annual Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the date of the loan.

We periodically review the unpaid principal and interest balance of the note receivable and provide an allowance for any outstanding principal or unpaid interest for which we deem collection questionable. We write-off any portion of the outstanding principal or accrued interest deemed uncollectible.

G. Property and Equipment
We state property and equipment at cost and compute depreciation using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. We remove the cost and related accumulated depreciation of assets sold or otherwise disposed from the related accounts and we reflect the resulting gains or losses in income, except on assets traded. We expense expenditures for normal maintenance and repairs and capitalize major renewals.

The estimated useful lives of our assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

H. Revenue and Cost Recognition
The principal source of operating revenues are subscription agreements for obtaining suitable investors for certain client investment transactions. We recognize revenue from placement fees in accordance with the respective subscription agreements, when prospective investors have given formal indication of their intent to commit investment funds and when substantially all contingencies relating thereto have been satisfied.

Our principal costs include salaries and wages, employee benefits, professional fees (including legal and accounting fees), rent and travel, meals and entertainment. We recognize most of our costs as we incur the liability for those costs; however, we capitalize certain costs and amortize then over the period, or periods, in which we expect to receive the benefits of those costs.

With respect to compensation paid to our brokers, we recognize those costs using the Wall Street Model. Under this model, in lieu of paying commissions to our broker-dealers, bonuses are recognized and paid out of a bonus pool, as determined by management, when we have achieved sufficient profitability to distribute the bonuses to the brokers.

I. Advertising Costs
Except for costs associated with direct-response advertising, we charge advertising costs to operations when incurred. We capitalize the costs of direct-response advertising and amortize them over the period, or periods, during we expect to realize the future benefits.

J. Compensated Absences
Our employees are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, we have not recognized any liability in the accompanying financial statements. Our policy is to recognize the costs of compensated future absences when actually paid to employees.

K. Shipping and Handling Costs
We do not normally incur shipping and handling costs in connection with our tax-advantaged investment activities. If we do incur shipping and handling costs, we would not bill our customer nor would we offset our revenue. Instead, we would absorb those costs as overhead.

L. Corporate Income Taxes
We are an S corporation for federal corporate income tax purposes. This tax election continues in effect until we choose to terminate the election or an event occurs that disqualifies the election from continuing. As an S corporation, we do not pay federal corporate income taxes on our taxable income as determined under the Internal Revenue Code in effect at the time for the fiscal period. Instead, our stockholders include their proportionate share of our taxable income on their own individual income tax returns. Therefore, these financial statements do not contain a provision for federal income taxes. For the year ended December 31, 2015, we were not subject to Massachusetts law concerning the taxation of "large" S corporations. Massachusetts law defines a "large" S corporation as one with total receipts of $6,000,000 or more. Accordingly, these financial statements do not contain a provision for Massachusetts corporate income taxes.

Due to our treatment for federal corporate income tax purposes, we are not subject to interest or penalties resulting from federal corporate income tax underpayments, late federal corporate income tax payments or uncertain income tax positions taken on our federal corporate income tax return and accordingly, these financial statements do not contain any provision for such interest and penalties. Our stockholders include the effect of any change to our previously reported items of revenue and/or expense for federal corporate income tax purposes on their respective individual federal income tax returns, in proportion to their respective ownership interests at the time the change occurs.

We recognize interest and penalties incurred relating to Massachusetts corporate income tax underpayments, late filings and/or late Massachusetts corporate income tax payments in the period we incur them or when assessed by the Massachusetts Department of Revenue ("MDOR"), as we can reasonably determine. We recognize interest and penalties relating to uncertain income tax positions taken on our Massachusetts corporate income tax returns

when we determine that it is more likely than not that, the MDOR would not sustain under audit or examination, a tax position taken. These financial statements do not contain any accruals or provisions for interest and/or penalties, as we are unaware of any uncertain tax positions taken on our Massachusetts corporate income tax returns.

As of December 31, 2015, our federal and Massachusetts corporate income and excise tax returns filed for the years ended December 31, 2012, 2013 and 2014 remain open to examination by the respective taxing authorities.

M. Deferred State Corporate Income Taxes
When applicable, we recognize deferred state corporate income tax assets or liabilities for the future benefit or expense arising from the different methods of recognition for items of income and expense for financial statement and state corporate income tax purposes. Amounts presented on the statement of financial position represent the amount of deferred state corporate income tax assets and liabilities recognized during the year. We may provide a valuation allowance if we estimate that a portion of the recognized deferred state corporate income tax assets may not be fully realized. If applicable and in accordance with GAAP, current deferred state corporate income tax assets and liabilities have been offset and presented as one amount. We offset noncurrent deferred state corporate income tax assets and liabilities, if applicable, and present them as one amount.

Because of our tax treatment for federal corporate income tax purposes, we do not recognize deferred federal corporate income tax assets or liabilities in our financial statements. We recognize deferred state corporate income tax assets and liabilities when we determine that we will be subject to Massachusetts law concerning the taxation as a "large" S corporation.

Note 3 – Due from Related Party
Due from related party represents monies advanced to a related entity, net of repayment of those advances and expenses paid for by the related entity on our behalf.

Due from Meridian Properties, Inc. ("MPI")
Amounts due from MPI (an affiliated corporation) as of December 31, 2015 are comprised of (1) cash we advanced to or borrowed from MPI, (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated to us.

We charge interest on the average monthly balance at the federal Blended Annual Rate (0.48% for the year ended December 31, 2015). Interest receivable on the balance at December 31, 2015 was $3,408.

On December 30, 2015, our Board of Directors agreed to sell our interest in the balance due from MPI to our stockholders. See **Note 4** for additional information regarding this sale and **Note 8** for additional related party transaction information.

Note 4 – Notes Receivable–Stockholders

A. 2011 Note
On January 1, 2015, one of our stockholders owed us $39,859 (the "2011 Note"), including imputed interest of $269.

The 2011 Note does not have a stated interest rate or repayment terms. Prior to 2015, we imputed interest at 0.28%. However, due to the length of time the principal of the 2011 Note has been outstanding, the interest rate changed to 1.27%, the Applicable Federal Rate for mid-term loans in effect on the date of the loan. The Internal Revenue Service defines mid-term loans as those with maturities of between three and nine years. We

recalculated interest on the 2011 note under the new interest rate and the cumulative effect of the change was to increase the imputed interest for years prior to 2015 by $1,397. As of December 31, 2015, the balance of the 2011 Note, including imputed interest, was:

Principal		$	39,590
Imputed interest			2,193
	Note receivable - stockholder	$	41,783

We have not provided for uncollectible amounts, relating to the 2011 Note, in these financial statements. Since the amount is due from one of our stockholders, we anticipate collecting the full outstanding balance but are unable to estimate when we expect to collect the outstanding balance. Interest charged on the outstanding balance of the 2011 Note was $527 for the year ended December 31, 2015.

B. 2015 Notes
On December 30, 2015, our Board of Directors voted to sell our interest in the intercompany balance due from MPI, at face value, to our stockholders. On that date, the amount due from MPI was $1,065,497. In lieu of paying cash for the interest, each stockholder executed a promissory note (the "2015 Notes") with us in an amount equal to their proportionate share of the entire balance, based on their stock ownership. The 2015 Notes have a stated interest rate of 2% per year. The full balance of principal and accrued interest is not due until December 30, 2017.

Imputed interest on the 2015 Notes was $116 for the year ended December 31, 2015. Principal plus accrued interest owed to us by our stockholders was $1,065,613 as of December 31, 2015.

Note 5 – Property and Equipment
At December 31, 2015, our property and equipment consisted of the following:

Computer equipment and software		$	114,156
Equipment			29,617
Furniture and fixtures			34,385
Leasehold improvements			55,576
			233,734
Less: accumulated depreciation			(223,678)
	Property and equipment, net	$	10,056

Depreciation expense for the year ended December 31, 2015 was $5,284.

Note 6 – Accrued Liabilities and Taxes
At December 31, 2015, accrued liabilities and taxes consisted of the following:

Operating expenses	$	17,520
Payroll taxes		353
Professional fees		23,176
Salaries and wages		67,812
State corporate excise taxes		3,510
	$	112,371

Note 7 – Due From Stockholders
As of January 1, 2015, we owed our stockholders $251,278 (including accrued interest of $69) in connection with loans our stockholders made to us during the prior year. These loans bore interest at 0.28%. Total interest accrued on the outstanding balance during the year ended December 31, 2015 was $138. On March 16, 2015, we paid the outstanding balance of $251,416, including accrued interest of $207, in full.

Note 8 – Common stock
Some of our stockholders are restricted with respect to the sale of their shares in Meridian. An agreement, reviewed annually, permits us the right of first refusal upon the proposed sale of our shares to anyone except us.

A. Restatement of outstanding shares of common stock – beginning of year
Prior to 2015, we had reported that 800 shares of our no par value common stock were outstanding. During 2015, we determined that 1,000 shares of our no par value common stock were outstanding. The reporting error was due to errors made as the result of the retirement, under Massachusetts law, of treasury stock we previously held. We are restating the number of shares outstanding as of January 1, 2015 to report the correct amount. This restatement has no effect on the current or previously reported financial position, results of operations or cash flows.

B. Stock based employee compensation
Pursuant to the Stock Grant Agreement (the "Stock Agreement") dated November 20, 2015, our Board of Directors and our president agreed to a compensatory stock award of 111 shares of our no par value common stock valued of $15,000. Under the terms of the Stock Agreement and subject to reasonable conditions that may be imposed, the Board of Directors has agreed to additional compensatory stock awards on each of the next four anniversary dates of the Stock Agreement provided that our president's employment has not been previously terminated.

Note 9 – Related Party Transactions
We share office space at our locations with another company affiliated by common ownership (the "Affiliated Company"). Except for items specifically identified to the Affiliated Company, we share overhead and other operating expenses, including personnel costs, with the Affiliated Company as determined by the primary paymaster, MPI. MPI determined allocations of all shared expenses based upon personnel time devoted to each entity.

Effective for all of 2015, subsequent to its annual review of personnel time, MPI allocated all of our expenses to us. Unless otherwise disclosed, MPI did not allocate any of our expenses, paid for on our behalf, to the Affiliated Company.

On January 1, 2015, MPI owed us $903,035, including accrued interest of $1,282. For the year ended December 31, 2015, the amount of expenses paid by MPI on our behalf was $3,732,488. The amount of cash MPI transferred to us was $543,775 and the amount of cash transferred to MPI was $4,445,000. For the year ended December 31, 2015, we accrued interest of $3,408. On December 30, 2015, we sold our interest in $1,065,497 of the balance that MPI owed to us. On December 31, 2015, including accrued interest of $3,408, MPI owed us $9,683.

Note 10 - Leases
We lease our office locations under operating leases through MPI.

A. Boston, Massachusetts
We lease office space in metropolitan Boston, Massachusetts (the "Boston Lease"). The Boston Lease expired on November 30, 2015 and we currently occupy the space as a tenant-at-will under the same terms prior to the expiration. Termination of the lease, by the lessor or us, requires one hundred and twenty days notification. For the year ended December 31, 2015, minimum lease payments under the Boston Lease, classified under other operating expenses on the statement of income as rent expense, was $89,979.

Through the Boston Office, we also lease multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through April 2017. For the year ended December 31, 2015, the minimum monthly lease payments for equipment operating leases, classified under other operating expenses on the statement of income as rent expense, was $23,834.

In total, for the year ended December 31, 2015, minimum lease payments related to the Boston Office, classified under other operating expenses on the statement of income as rent, were $113,813.

B. Washington, D.C.
We lease office space in metropolitan Washington, D.C. (the "D.C. Lease") under a sixty-month operating lease expiring on February 28, 2017. The D.C. Lease calls for minimum monthly lease payments adjusted annually on the anniversary date and a security deposit of $10,910. At the end of the initial lease term, we have the option of extending the D.C. Lease for one additional five-year term. We also lease a parking space on a month-to-month basis for $170 per month.

For the year ended December 31, 2015, minimum lease payments under the D.C. Lease, classified under other operating expenses on the statement of income as rent expense, was $75,137.

C. Louisville
The operating lease for our Louisville, Kentucky office (the "Louisville Lease") expired on December 31, 2015. Minimum monthly lease payments under the Louisville Lease were $15,938 for the year ended December 31, 2015. On December 15, 2015, we extended the lease effective January 1, 2016, under the same terms prior to the expiration, for nine months until September 30, 2016.

D. Atlanta
Our lease for office space in Atlanta, Georgia (the "Atlanta Lease") expired on August 31, 2015 and we extended the lease for an additional six-month term expiring on February 29, 2016. The renewed Atlanta Lease calls for minimum monthly payments of $1,000, requires a $1,000 security deposit and does not have any renewal provisions. Minimum lease payments, classified under other operating expenses on the statement of income as rent expense, were $12,000.

E. Carmel
On February 28, 2015, we notified the lessor of our intent to extend the lease for our office space in Carmel, California (the "Carmel Lease") for an additional twelve months. Under the extension provisions of the Carmel Lease, the minimum monthly payments increased by 3% over the prior year's base rent ($2,800). Effective March 1, 2015, the minimum monthly payment under the Carmel Lease was $2,884. Minimum lease payments, classified under other operating expenses on the statement of income as rent expense, were $34,524.

Future minimum rental payments under current and future non-cancelable operating leases are as follows:

Year Ended		Amount
December 31, 2016	$	105,098
December 31, 2017		24,496
December 31, 2018		9,948
December 31, 2019		-
December 31, 2020		-
	$	139,542

Total rent expense for office space and equipment was $251,412 for the year ended December 31, 2015.

Note 11 – Concentrations of Credit and Market Risk
We are engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments.

A. Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of placement fees receivable because we conduct business with a limited number of companies. At December 31, 2015, the balance of placement fees receivable was due from one customer.

In addition, from time to time, we require capital from our stockholders for various purposes, including meeting our net capital requirement pursuant to SEC Rule 15c3-1 (see **Note 12**). If the required capital was not available from our stockholders, we would need to find other sources of capital in the open market and it is not certain that we would be able to negotiate terms favorable to our operations. The unavailability of capital under favorable terms, when necessary, may cause a disruption in our operations.

B. Market Risks
Concentrations of market risk arise because we generate revenue from a limited number of sources. For the year ended December 31, 2015, we generated approximately $4.7 million of revenue from three companies. This accounts for approximately 93% of our revenue for the year ended December 31, 2015.

In addition, for the year ended December 31, 2015, we derived all of our revenue, except for interest income, solely from the placing of tax-advantaged investment opportunities related to affordable housing, alternative energy and renewable energy projects, which generate federal and/or state income tax credits. These tax credits are subject to legislative authority. Changes to that authority depending on various factors including social, economic and/or political conditions could affect the amount of revenue we are able to generate from these investment opportunities.

We also maintain our cash account at a bank located in Boston, Massachusetts. The Federal Deposit Insurance Corporation ("FDIC") provides up to $250,000 of insurance on balances in the account. From time to time, balances in the account exceed the FDIC insurance limit. At December 31, 2015, the balance in our account, in excess of the FDIC insurance limit, was $234,577.

Note 12 – Net Capital Requirements
We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had aggregate indebtedness, required net capital, net capital, excess net capital, and a net capital ratio as follows:

Aggregate Indebtedness		
Accrued liabilities and taxes	$	112,371
Total aggregate indebtedness	$	112,371
Required net capital – greater of $5,000 or 6.66% of total aggregate indebtedness	$	7,484
Net capital – *Schedule I*		372,206
Excess net capital	$	364,722
Ratio of aggregate indebtedness to net capital		0.30 to 1

SEC Rule 15c3-1 noncompliance
On March 13, 2015, we became aware that we were noncompliant with SEC Rule 15c3-1 concerning the maintenance of minimum net capital. The noncompliance was the result of (i) adjustments made during the prior year's financial statement audit, (ii) reclassification of a portion of the stockholders' capital contributions made during the year as debt and (iii) cash transfers made to MPI. We became noncompliant with SEC Rule 15c3-1 on January 15, 2015 and remained noncompliant until March 15, 2015 when our stockholders made capital contributions of $200,000 and MPI repaid $80,000 of its outstanding balance owed to us. We notified FINRA on March 18, 2015. We are not aware of any other instances of noncompliance occurring from March 16, 2015 through December 31, 2015.

Note 13 – Subsequent Events
On February 25, 2016, we applied with FINRA for a 10-day extension of time to file our annual audited financial statements and other reports required by regulation. FINRA granted our request that same day. The extended due date of our audited financial statements and other reports is March 14, 2016.

On February 28, 2016, the Carmel Lease (see **Note 10E**) expired. Management decided to close the Carmel office in March 2016. An exact date for the closure of the Carmel office has not yet been determined.

Management has evaluated all subsequent events through March 9, 2016, the date of issuance of the audited financial statements. Management did not identify any events, except those disclosed, that required disclosure in accordance with GAAP.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Year Ended December 31, 2015

Net Capital Computation (*Note 12*)		
Stockholders' equity	$	1,779,431
Less: Non-allowable assets		
Commission receivable in excess of commissions payable		(215,390)
Notes receivable - stockholders		(1,107,396)
Receivable from affiliate		(9,683)
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost, net of accumulated depreciation and amortization		(10,056)
Deposits and prepaid expenses		(64,700)
Net Capital	$	372,206

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per FOCUS report	$	445,688
Decrease in net capital resulting from audit adjustments to:		
Salaries and wages		(46,443)
Legal and accounting expense		(23,176)
Taxes - other		(3,510)
Payroll taxes		(353)
Net Capital	$	372,206

The accompanying notes are an integral part of these financial statements.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MERIDIAN INVESTMENTS INC.'S EXEMPTION REPORT

To the Board of Directors and Stockholders
of Meridian Investments, Inc.

We have reviewed management's statements included in the accompanying Meridian Investments, Inc.'s Exemption Report, in which (1) Meridian Investments, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Meridian Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k): 2(i) (the exemption provision) and (2) Meridian Investments, Inc. stated that Meridian Investments, Inc. met the identified provisions throughout the most recent fiscal year without exception. Meridian Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meridian Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 9, 2016

MERIDIAN

1266 Furnace Brook Parkway, Suite 410, Quincy, MA 02169-4758
PHONE 617-328-6200 • FAX 617-471-4624
www.MeridianInvestments.com

MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3(k):

Pursuant to 17 C.F.R. § 240.15c3-3(k)(2)(i), the Company does not carry any margin accounts, promptly transmits any customer funds and delivers any securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not effectuate any financial transactions between the broker or dealer and its customers requiring the use of one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Meridian Investments, Inc."

The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3(k) throughout the most recent fiscal year without exception.

Meridian Investments, Inc.

Meridian Investments, Inc.

I, John P. McDonough, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John P. McDonough

Title: Executive Vice President and Chief Compliance Officer

March 8, 2016

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders of Meridian Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Meridian Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Meridian Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. Meridian Investments, Inc.'s management is responsible for Meridian Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. These procedures were performed and our findings are as follows:

1) Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records entries including Meridian Investments, Inc.'s general ledger, cash disbursement journal, cancelled checks and the bank statement on which the respective payment cleared, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015. We noted that, as the result of certain proposed audit adjustments that were agreed to by Meridian Investments, Inc., total revenue as reported on Form SIPC-7, page 2, line 2a was understated by $297,890.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, including the internally generated statement of income, sales journals, and previously filed FOCUS reports for the quarterly periods ended March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015. We noted that, as the result of certain proposed audit adjustments that were agreed to by Meridian Investments, Inc. , the amount of adjustments reported on Form SPIC-7, page 2, line 2(c)(8) was understated by $297,890.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 9, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******85********************ALL FOR AADC 021
029124 FINRA DEC
MERIDIAN INVESTMENTS INC
1266 FURNACE BROOK PKWY STE 410
QUINCY MA 02169-4778

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) (______)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4 day of February, 20 16.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,771,292

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

100% of Revenue is from sales of unregistered securities 4,771,292
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 4,771,292

2d. SIPC Net Operating Revenues $ Ø

2e General Assessment @ .0025 $ Ø
(to page 1, line 2.A.)